UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

QUANTUM CORPORATION
(Full Name of Registrant)
N/A
(Former Name if Applicable)

10770 E. Briarwood Avenue
(Address of Principal Executive Office (Street and Number))
Centennial, Colorado 80112
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quantum Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) by August 14, 2025, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

The Company’s delay in filing the Form 10-Q is principally due to the additional time required by the Company to finalize, and for its independent registered public accounting firm to complete their review of, the Company’s financial statements, including financial statements for the annual and quarter periods included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

As a result, the Company has been unable to complete its preparation and review of the Form 10-Q in time to file within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Laura A. Nash	(408)	944-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☐	No	☒
Annual Report on Form 10-K for the fiscal year ended March 31, 2025

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Cautionary Note Regarding Forward-Looking Statements:
Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements within the meaning of federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation: statements related to the ongoing review procedures, including timing and expected outcome; and the Company’s plans, objectives and intentions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including without limitation: the outcome of the pending review of the Company’s accounting related to its revenue contracts and application of standalone selling price; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file the Form 10-Q; any changes to the assumptions underlying the Company’s closing process and auditors’ review; risks related to legal proceedings and investigations; risks related to the Company’s ability to meet stock exchange continued listing standards; and risks related to the Company’s ability to implement and maintain effective internal control over financial reporting. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2024, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

QUANTUM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2025	By:	/s/ Laura A. Nash
Laura A. Nash
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).